UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PPG INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-1687	25-0730780
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One PPG Place, Pittsburgh, Pennsylvania		15272
(Address of principal executive offices)		(Zip Code)

Greg E. Gordon, Esq. Senior Counsel, Corporate Law		(412) 434-3131
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
A copy of the Conflict Minerals Report of PPG Industries, Inc. (“PPG”) is provided as Exhibit 1.01 hereto and is publicly available at https://sustainability.ppg.com/business/supply-chain.aspx.

Item 1.02	Exhibit
A copy of PPG’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PPG INDUSTRIES, INC.
(Registrant)

Date: May 29, 2020	By:	/s/ Rebecca B. Liebert
Rebecca B. Liebert
Executive Vice President